UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER,

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SUBMISSION OF PRESENTATION ENTITLED, “THE STATE OF FIXED-LINE TELEPHONE SERVICES GOING FORWARD”

On November 6, 2015, the registrant filed with the Tokyo Stock Exchange its presentation entitled, “The State of Fixed-Line Telephone Services Going Forward.”

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Yasutake Horinouchi
Name:	Yasutake Horinouchi
Title:	Vice President Investor Relations Office

Date: November 6, 2015

The State of Fixed-Line Telephone Services Going Forward

November 6, 2015

Migration to IP Networks

Continue providing currently used fixed-line telephone services* by gradually migrating from PSTN to IP networks

*Analog telephone services and INS-Net (voice) provided via PSTN

(Public Switched Telephone Network)

Continue offering basic voice services

(In addition to basic calls, will offer ISDN call mode, call waiting, caller ID display, public telephones, etc.)

Enable customers to continue using their existing phones and other devices without need for additional on-premises installation

Maintain basic monthly charges at current levels to the extent possible (continue using existing copper lines)

Provide more reasonable call rates by taking advantage of non-distance sensitive rates of the IP network

Announce the timing of migration to IP networks separately in the future, after discussions with other relevant business operators, in light of the fact that our tandem/signal transfer switches will approach their limits of useful life around 2025

Copyright © 2015 Nippon Telegraph and Telephone Corporation.

Considerations to maintain fixed-line telephone services

In order to maintain fixed-line telephone services while minimizing the burden on customers, after migration IP networks in principle will not be equipped with the PSTN-specific functions historically provided, indicated in the Appendix.

In addition to the above, we will revise the method of providing fixed-line telephone services to allow for efficiency to the extent possible.

(Examples)

Use of optical fiber and wireless in response to requests from local governments to lay utility cables underground, without having to reinstall copper lines

Adjust the high level of call-quality standards (latency conditions, etc.) required of fixed-line telephones to the call-quality level of mobile phones

Copyright © 2015 Nippon Telegraph and Telephone Corporation.

[Appendix] on of PSTN-Specific Functions to IP Networks

Inter-connectivity functions

Hub function

Direct interconnection between major carriers

(Interconnection through NTT East/NTT West PSTN)

Complex inter-carrier access charge settlement

Simple inter-carrier access charge settlement

(Time usage-based access charge settlement

among multiple carriers)

Functions telecommunications introduced service when fixed -line telephone was the primary

Carrier preselection function (MYLINE)/

relay carrier selection function

One-way number portability

from NTT East/NTT West to other carriers

Rates for calls from public telephones to mobile

phones set by each carrier

Other PSTN-specific functions

“Hold-the-line feature” of emergency calls

such as 110 and 119

Not provided

Bidirectional number portability between operators

similar to mobile number portability

Uniform rates for all carriers

Simple “call back,” the same as making

calls from a mobile or IP phone

Copyright © 2015 Nippon Telegraph and Telephone Corporation.

Reference 1. Migration from PSTN to IP Networks

Current system Post-migration

Other Other carriers carriers

Migrate tandem/signal transfer

PSTN interconnection

switches to IP

IP interconnection

Continue use of copper lines

PSTN

IP network

Use local switches as

IP network

Interconnection

copper line terminals

Gateway

switch

SIP

SIP

router

Signal

server *

server *

transfer

Connect to other carriers through

switch

IP

Conversion

Tandem

device

Core router

Core router

switch

Conversion

device

Local

Copper line

switch

Edge router

terminal

Edge router

Copper

Optical

Copper

Optical

lines

fiber

lines

fiber

Fixed-line telephone

Hikari Denwa

Fixed-line telephone

Hikari Denwa

(Analog telephone service, INS-Net)

(basic voice service)

* A server that manages and controls telephone services using an IP network SIP: Session Initiation Protocol)

Copyright © 2015 Nippon Telegraph and Telephone Corporation.

Reference 2.

The Changing Environment of Voice Communications

Due to the expansion of mobile broadband, communication methods (e.g., the rapid spread of social media) have become increasingly diversified, which has greatly reduced the presence of fixed-line telephone services

March, 2001 March, 2015 Average daily use

Social media, Internet calls, etc.(FY2014, weekdays)

Twitter Facebook

LINE Skype

-mail*2

E-mail

Fixed-line Mobile services Mobile services

telephone(Mobile phones + PHS)(Mobile phones + PHS + BWA)

services*1 67 million Fixed-line Fixed 157 million

63 million telephone broadband

services*1

26min

20min

6.5 min

1.7min 2.5min

Mobile Fixed- Internet Social E-mail

phones line calls media

phones

Source:

Ministry of Internal Affairs and Communications. 2014 Survey

on Usage Time and Information Behavior regarding

*1 Analog telephone service and INS-Net (voice) provided via PSTN Information and Communications Technologies.

*2 Marks and logos in this slide are registered trademarks of their respective companies -5- Copyright © 2015 Nippon Telegraph and Telephone Corporation.

Disclaimer

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

Copyright © 2015 Nippon Telegraph and Telephone Corporation.